UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2020

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement by Embraer Netherlands Finance B.V. of Offer to Purchase for Cash

Up to US$250,000,000 Aggregate Principal Amount of the Outstanding Securities Listed Below

São Paulo, September 8, 2020 – Embraer S.A. (“Embraer”) (NYSE: ERJ) announced today that its indirect subsidiary, Embraer Netherlands Finance B.V. (“Embraer Finance”), has commenced an offer to purchase (each offer, a “Tender Offer” and collectively, the “Tender Offers”) for cash up to US$250,000,000 (the “Maximum Tender Amount”) aggregate principal amount of outstanding (1) 5.150% notes due 2022 (the “2022 Notes”) issued by Yaborã Indústria Aeronáutica S.A. (“Yaborã”) and guaranteed by Embraer and (2) 5.696% notes due 2023 (the “2023 Notes” and together with the 2022 Notes, the “Notes”) issued by Embraer Overseas Limited and guaranteed by Yaborã and Embraer.

The following table sets forth the acceptance priority level and consideration for each series of the Notes:

					Payment per US$1,000 Principal Amount of Notes
Title of Security	CUSIP/ISIN	Principal Amount Outstanding		Acceptance Priority Level	Tender Offer Consideration(l)		Early Tender Payment		Total Consideration(1)(2)
5.150% notes due 2022	29082AAA5/ US29082AAA51	US$	500,000,000	1	US$	987.50	US$	30.00	US$	1,017.50
5.696% notes due 2023	Rule 144A: 29081YAD8/ US29081YAD85; Regulation S: G30376AB6 / USG30376AB69	US$	540,518,000	2	US$	988.50	US$	30.00	US$	1,018.50

(1)

Excludes accrued and unpaid interest up to, but not including, the applicable Settlement Date (“Accrued Interest”), which will be paid in addition to the Tender Offer Consideration or Total Consideration, as applicable.

(2)	Includes the Early Tender Payment.

The Tender Offers will expire at 11:59 p.m., New York City time, on October 5, 2020, unless extended by Embraer Finance (such time and date, as it may be extended, the “Expiration Date”). Holders of the Notes who validly tender (and do not validly withdraw) their Notes at or prior to 5:00 p.m., New York City time, on September 21, 2020, unless extended by us (such time and date, as it may be extended, the “Early Tender Date”) will be eligible to receive the Total Consideration for such Notes, which includes the Early Tender Payment, plus Accrued Interest. Holders of the Notes who validly tender their Notes after the Early Tender Date but at or prior to the Expiration Date in the manner described herein will not be eligible to receive the Early Tender Payment and will therefore only be eligible to receive the Tender Offer Consideration, plus Accrued Interest. Notes that have been validly tendered pursuant to the Tender Offers may be validly withdrawn prior to the Early Tender Date but not thereafter, except as may be required by applicable law (as determined by us).

If the aggregate principal amount of the Notes validly tendered (and not validly withdrawn) at or prior to the Expiration Date exceeds the Maximum Tender Amount, a prorated amount of the Notes validly tendered (and not validly withdrawn) by holders of the Notes at or prior to the Expiration Date will be accepted for purchase.

The “Total Consideration” for each US$1,000 principal amount of Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date and accepted for purchase pursuant to the Tender Offer will include an early tender payment (the “Early Tender Payment”) as set forth in the table above. Holders of the Notes who validly tender their Notes after the Early Tender Date but at or prior to the Expiration Date and whose Notes are accepted for purchase will not be entitled to receive the Early Tender Payment and will therefore be entitled to receive, for each US$1,000 principal amount of Notes accepted for purchase, the tender offer consideration as set forth in the table above (the “Tender Offer Consideration”).

Holders of the Notes that have validly tendered and not validly withdrawn their Notes at or prior to the Early Tender Date and whose Notes are accepted for purchase shall, if we so elect, receive the applicable Total Consideration, plus Accrued Interest, for each US$1,000 principal amount of such accepted Notes on the early settlement date, which date will be two business days following the Early Tender Date but before the Expiration Date (the “Early Settlement Date”). If we do not, in our sole discretion, elect to pay for such tendered Notes prior to the Expiration Date, then the Early Settlement Date will be the same as the final settlement date, which date will be two business days following the Expiration Date (the “Final Settlement Date” and, together with the Early Settlement Date, each a “Settlement Date”).

Embraer Finance’s obligation to purchase Notes in the Tender Offers is conditioned on the satisfaction or waiver of a number of conditions described in the Offer to Purchase, including our completion of a new debt financing on satisfactory terms and conditions. The Tender Offers are not conditioned upon the tender of any minimum principal amount of Notes of such series or of the other series. However, the Tender Offers are subject to the Maximum Tender Amount. In the event of a termination of a Tender Offer, neither the applicable consideration nor Accrued Interest will be paid or become payable to the holders of the applicable series of Notes, and the Notes tendered pursuant to such Tender Offer will be promptly returned to the tendering holders. Embraer Finance has the right, in its sole discretion, to amend or terminate the Tender Offers at any time.

Embraer Finance reserves the right, but is under no obligation, to increase or decrease the Maximum Tender Amount at any time, subject to compliance with applicable law.

The terms and conditions of the Tender Offers are described in the Offer to Purchase, dated September 8, 2020 (the “Offer to Purchase”). Copies of the Offer to Purchase are available to holders of the Notes from D.F. King & Co., Inc., the tender agent and information agent for the Tender Offers (the “Tender Agent and Information Agent”). Requests for copies of the Offer to Purchase should be directed to the Tender Agent and Information Agent at +1 (877) 732-3617 (toll free) and +1 (212) 269-5550 (collect) or by e-mail to embraer@dfking.com.

Embraer Finance reserves the right, in its sole discretion, not to accept any tenders of Notes for any reason. Embraer Finance is making the Tender Offers only in those jurisdictions where it is legal to do so.

Embraer Finance has engaged BB Securities Limited, Banco Bradesco BBI S.A., Morgan Stanley & Co. LLC, Natixis Securities Americas LLC and Santander Investment Securities Inc. to act as the dealer managers (the “Dealer Managers”) in connection with the Tender Offers. Questions regarding the terms of the Tender Offers may be directed to BB Securities Limited at +44 (207) 367 5800, Banco Bradesco BBI S.A. at +1 (646) 432-6642, Morgan Stanley & Co. LLC at +1 (800) 624-1808 (toll free) or +1 (212) 761-1057 (collect), Natixis Securities Americas LLC at +1 (212) 891-6100 and Santander Investment Securities Inc. at +1 (855) 404-3636 (toll free) or +1 (212) 940-1442 (collect).

Disclaimer

None of Embraer Finance, Yaborã, Embraer, the Dealer Managers, the Tender Agent and Information Agent, the trustee for the 2022 Notes or the trustee for the 2023 Notes, or any of their respective affiliates, is making any recommendation as to whether holders should or should not tender any Notes in response to the Tender Offers or expressing any opinion as to whether the terms of the Tender Offers are fair to any holder. Holders of the Notes must make their own decision as to whether to tender any of their Notes and, if so, the principal amount of Notes to tender. Please refer to the Offer to Purchase for a description of the offer terms, conditions, disclaimers and other information applicable to each Tender Offer.

This press release is for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. Each Tender Offer is being made solely by means of the Offer to Purchase. The Tender Offers are not being made to holders of the Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where the securities, blue sky or other laws require any tender offer to be made by a licensed broker or dealer, the Tender Offers will be deemed to be made on behalf of Embraer Finance by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

This press release may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including those related to the Tender Offers. Forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future, and, accordingly, such results may differ from those expressed in any forward-looking statements.

Embraer S.A.

Antonio Carlos Garcia

Head of Investor Relations

+55 (11) 3040-6874

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2020

Embraer S.A.

By:

/s/ Antonio Carlos Garcia
Name: Antonio Carlos Garcia
Title: Executive Vice President of Finance and Investor Relations